Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209128

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.
SUPPLEMENT NO. 5 DATED JANUARY 7, 2019
TO THE PROSPECTUS DATED OCTOBER 1, 2018
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT III), Inc. dated October 1, 2018, Supplement No. 3 dated November 26, 2018, which superseded and replaced all previous supplements, and Supplement No. 4 dated December 12, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT III), Inc. and the termination of the primary portion of the offering; and
(2)	the change of the advisor’s name from Cole Corporate Income Advisors III, LLC to Cole Corporate Income Management III, LLC.

OPERATING INFORMATION
Status of Our Public Offering and Termination of Primary Portion of Our Public Offering
The registration statement for our initial public offering of $3,500,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 22, 2016. Of these shares, we offered up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,250,000,000 in shares of Class A common stock (Class A shares) and $1,250,000,000 in shares of Class T common stock (Class T shares). We are also offering up to $1,000,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares.
During the month of December 2018, we accepted investors’ subscriptions for, and issued, a total of approximately 34,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $331,000, consisting of approximately 27,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $270,000 ($260,000 in Class A shares and $10,000 in Class T shares), and approximately 7,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $61,000. As of December 31, 2018, we had accepted investors’ subscriptions for, and issued, a total of approximately 3.1 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $30.5 million ($23.4 million in Class A shares and $7.1 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan). As of December 31, 2018, approximately $3.5 billion in shares of our common stock remained available for sale in the offering.
Effective December 31, 2018, the primary portion of the offering was terminated. As a result of this termination of the primary portion of the offering, our policy, which is subject to our discretion, is to accept subscription agreements for the primary portion of the offering only if they were received by our transfer agent on or before the close of business on December 31, 2018 and are fully funded and in good order no later than the close of business on January 15, 2019. We intend to continue to issue shares of our common stock pursuant to the distribution reinvestment plan portion of the offering following the termination of the primary portion of the offering.
PROSPECTUS UPDATES
Change of Advisor’s Name
Effective December 20, 2018, Cole Corporate Income Advisors III, LLC changed its name to Cole Corporate Income Management III, LLC (CCI III Management). All references in the prospectus to Cole Corporate Income Advisors III, LLC are hereby revised to reflect the advisor’s new name.

CCIT3-SUP-5C